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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-11239


                      COLUMBIA/HCA HEALTHCARE CORPORATION
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              (Exact name of registrant as specified in charter)


          One Park Plaza, Nashville, Tennessee 37203  (615) 320-2000
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              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

      HEALTHTRUST, INC.-THE HOSPITAL COMPANY COMMON STOCK $.001 PAR VALUE HEALTHTRUST, INC.-THE HOSPITAL COMPANY 8 3/4% SUBORDINATED DEBENTURES DUE 2005
  HEALTHTRUST, INC.-THE HOSPITAL COMPANY 10 3/4% SUBORDINATED NOTES DUE 2002
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           (Title of each class of securities covered by this Form)


       COLUMBIA/HCA HEALTHCARE CORPORATION COMMON STOCK, $.01 PAR VALUE.
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a) (1) (i)   / /            Rule 12h-3(b) (1) (i)   /X/
Rule 12g-4(a) (1) (ii)  / /            Rule 12h-3(b) (1) (ii)  / /
Rule 12g-4(a) (2) (i)   / /            Rule 12h-3(b) (2) (i)   / /
Rule 12g-4(a) (2) (ii)  / /            Rule 12h-3(b) (2) (ii)  / /
                                       Rule 15d-6              / /

Approximate number of holders of record as of the certification or notice date: Common Stock (1); 8 3/4 Subordinated Debentures (42); 10 3/4
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Subordinated Notes (47)
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Pursuant to the requirements of the Securities Exchange Act of 1934,
Columbia/HCA Healthcare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 9, 1996                 By:         /s/ Stephen T. Braun
                                          -------------------------------------
                                       Name:  Stephen T. Braun
                                       Title: Senior Vice President and
                                              General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.